77I

THE FUND'S INVESTMENT GOAL

The Touchstone Mazama Institutional Growth Fund seeks long-term capital appreciation.

ITS PRINCIPAL INVESTMENT STRATEGIES

The Fund seeks to achieve its objective by investing primarily in common stocks of companies with market capitalizations found within the Russell Midcap Growth Index and that the Fund's Sub-Advisor, Mazama Capital Management, Inc. ("Mazama"), believes possess superior growth characteristics. This is a non-fundamental investment policy that the Fund can change upon 60 days' prior notice to shareholders. Mazama utilizes a proprietary price performance model to assist it in identifying growth companies it believes are undervalued relative to their management quality and earnings potential. Mazama usually sells a security when it concludes that a company's fundamentals have deteriorated or when a company is no longer an attractive investment according to Mazama's proprietary price performance model.

Under normal circumstances, the Fund will invest at least 80% of its net assets in common stocks of companies with market capitalizations found within the Russell Midcap Growth Index (between $155 million and $45.7 billion as of March 31, 2008) at the time of purchase. The market capitalization range and composition of the Russell Midcap Growth Index are subject to change.

THE KEY RISKS

Because it purchases common stocks, the Fund is subject to the risk that stock prices will fall over short or long periods of time. Historically, the equity markets have moved in cycles, and the value of the Fund's securities may change drastically from day to day. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments. The prices of these companies' securities may decline in response. These factors contribute to price volatility, which is a principal risk of investing in the Fund. In addition, common stocks represent a share of ownership in a company, and rank after bonds and preferred stock in their claim on the company's assets in the event of bankruptcy.

The Fund is subject to the risk that its primary market segment, medium capitalization companies, may be more thinly traded and may have more frequent and larger price changes than securities of larger capitalization companies. Moreover, the Sub-Advisor's approach may be contrary to general investment opinion at times or otherwise fail to produce the desired results, causing the Fund to underperform funds that also seek long-term growth of capital but use different approaches to select stocks.

A principal risk of growth stocks is that investors expect growth companies to increase their earnings at a certain rate that is generally higher than the rate expected for non-growth companies. If a growth company does not meet these expectations, the price of its stock may decline significantly, even if it has increased earnings. Growth companies also typically do not pay dividends. Companies that pay dividends often have lower stock price declines during market downturns.
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IPO risk is the risk that the market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk (i.e., the potential that the Fund may be unable to dispose of the IPO shares promptly or at a reasonable price). When a Fund's asset base is small, a significant portion of its performance could be attributable to investments in IPOs, because such investments would have a magnified impact on the Fund. As the Fund's assets grow, the effect of investments in IPOs on the Fund's performance probably will decline, which could reduce performance.

The medium capitalization companies in which the Fund invests may be more vulnerable to adverse business or economic events than larger, more established companies. Therefore, these stocks may be more volatile than those of larger companies.

This Fund should only be purchased by investors seeking long-term capital appreciation. As with any mutual fund, there is no guarantee that the Fund will achieve its investment goal and you could lose money on your investment in the Fund. You can find more information about the Fund's investments and risks under the "Investment Strategies and Risks" section of this Prospectus.

THE FUND'S PERFORMANCE

The Fund's performance information is only shown when the Fund has had a full calendar year of operations. Since the Fund began operations in January 2008, there is no performance information included in this Prospectus.
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THE FUND'S FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold Fund shares.

                   SHAREHOLDER FEES
(FEES PAID DIRECTLY FROM YOUR INVESTMENT)

Redemption Fee (as a percentage of amount redeemed, if applicable)      None(1)

          ANNUAL FUND OPERATING EXPENSES
(EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)

Management Fees(2)                                                      0.95%
Distribution (12b-1) Fees                                               None
Other Expenses(3)                                                       0.03%
Total Annual Fund Operating Expenses                                    0.98%

(1) A fee may be imposed for wire transfers of redemption proceeds.

(2) The Fund pays a unified fee of 0.95% of assets under management to Touchstone Advisors for certain Fund expenses, including management and administration. The unified fee does not include the costs of any interest, taxes, dues, fees, or similar costs, brokerage or other transaction costs, costs associated with providing prospectuses and periodic reports to current shareholders or certain extraordinary expenses.

(3) "Other Expenses" are based on estimated amounts for the current fiscal year.


EXAMPLE. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that each year your investment has a 5% return, that the Fund's operating expenses remain the same and that you reinvest all dividends and distributions. Using these assumptions, your approximate cost of investing $10,000 in the Fund would be:

1 Year                                        $100
3 Years                                       $312
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